July 17, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 000-51371

Dear Mr. Spirgel:

On June 25, 2009, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filing.  Our responses to the comments are provided below following the Division’s comments.

In certain of our responses to your comments, we indicate that we will provide additional disclosures in future filings.  The actual disclosure we make in future filings will necessarily be determined at the time of the filings and will reflect developments, including any changes in the Company’s compensation practices and plans or the Commission’s disclosure requirements.

Our responses to the comments are provided below following the Division’s comments.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 41

1.
Comment:  We note your disclosure here and in the footnotes to the financial statements that as of December 31, 2008 and 2007, you tested your goodwill for impairment utilizing a market capitalization approach.  We note that you previously used a market approach to fair value each reporting unit at an individual school level.  Tell us why you changed your approach.  Identify your reporting units and explain to us how they were determined under paragraph 30 of SFAS 142 and EITF D-101.  In addition, tell us why market capitalization approach is appropriate under paragraphs 23 and 25 of SFAS 142.

Response:  The Company has defined its schools as its reporting units based upon the guidance provided by paragraph 30 of SFAS 142.  This position is consistent with our prior practice and has not been modified.  As communicated in our letter to the Division, dated May 6, 2005, prior to the Company’s initial public offering, the Company tested goodwill for impairment annually using a two-step process that included an estimation of the fair value of its reporting units.

Prior to the Company’s initial public offering, we were unable to identify comparable companies in the marketplace that had a profile similar to the Company’s; however, we were able to obtain evidence of several companies that had profiles that were similar to the Company’s individual reporting units.  Accordingly, we concluded that the Company’s goodwill assessment would be conducted at that reporting unit level.  We reached our conclusion based on the guidance of paragraph 25 of SFAS 142.  Paragraph 25 of SFAS 142 allows companies to use a multiple of earnings or revenue in determining the fair value of a reporting unit when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known.

Subsequent to the Company’s initial public offering, quoted market values for the Company have existed and thus we are able to utilize the fair value of the Company (market capitalization approach) solely to evaluate the estimated fair value of our individual reporting units.

Notes to Consolidated Financial Statements

6.	Goodwill and other Intangibles, page F-16.

2.
Comment:  For the acquisitions in the periods presented, tell us how you (or your valuation consultant) determined the fair value of student contract and curriculum.  Tell us your rationale for a 10-year useful life for curriculum.

Response:  The Company utilized an outside valuation consultant to assist us in determining the fair value of the student contracts and curriculum.  The fair value of student contracts was determined by using the multi-period excess earnings methodology under the income approach.  We reviewed a listing of active students and the total remaining tuition to be earned from each student, including estimated student attrition rates, based on our experience.

The fair value of the curriculum was determined using the cost approach based upon our experience in developing new programs, and what it would cost us to replace.  A ten year useful life was determined after management evaluated its other curriculum and noted that, while our core programs are reviewed and updated regularly the core curriculum materials consistently remain the basis for instruction for approximately a ten year period.

In determining the estimated useful life of our curriculum we also took into consideration the guidance in paragraph 11 of SFAS 142, which states that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.  The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, the following factors with no factor being more presumptive than the other:

A.	The expected use of the asset by the entity.

The Company has been in business for over 60 years, and has developed hundreds of programs during that time.  Based on our experience these programs typically have an expected useful life of approximately 10 years.

B.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

Curriculum does not related to any other assets and thus this factor does not apply.

C.	Any legal, regulatory, or contractual provisions that may limit the useful life.

There are no legal, contractual or regulatory provisions that may limit the useful life of our curriculum.

D.
The entity’s own historical experience in renewing or extending similar arrangements (consistent with the intended use of the asset by the entity), regardless of whether those arrangements have explicit renewal or extension provisions.

Our experience is that curriculum has a ten year life.

E.
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

In our experience, all curricula become obsolete in a ten year period and require a complete re-write at that time.  Up to that period we do make minor modifications to the curriculum to ensure it is still up to date, but the core curriculum does not change.

F.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

The level of maintenance expenditures after the curriculum has been develop is not significant.

3.	Comment: Tell us, citing the accounting literature upon which you have relied, why you believe accreditation is an indefinite lived intangible.

Response:  We determined that accreditation has an indefinite useful life based upon the criteria cited under paragraph 11 of SFAS 142 which states that the estimate of the useful life of an intangible asset shall be based on an analysis of all pertinent factors.  Of particular relevance to the accreditation are: (i) the expected use of the asset by the entity; (ii) the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may related; (iii) any legal, regulatory, or contractual provisions that may limit the useful life; (iv) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost; (v) the effects of obsolescence, demand, competition, and other economic factors; and (vi) the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We believe that accreditation is analogous to FCC licenses that have been determined to have an indefinite life.  Our conclusion is based on the fact that, the expected use of the asset is indefinite and, more specifically, some of the schools under the Company’s wholly-owned subsidiary, Lincoln Technical Institute, Inc., have been accredited since the mid 1960’s.  Since that time, accreditation has been renewed every five to six years and we have never been denied or even been in danger of being denied any accreditation renewal.  In addition, to those schools that date back to the 1960’s, all of our newer schools’ accreditation have also been renewed on a regular basis.  We believe that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the accreditation.  While accreditation is required to be renewed every five to six years, renewal only requires that the Company and/or its schools meet the accreditation criteria.  Additionally, the cost to maintain and renew the accreditation will not be significant enough that it would require a useful life that is finite.

Paragraph 10 of FASB Staff Position No. FAS 142-3 requires us to consider the period of expected cash flows used to measure the fair value of the recognized intangible assets.  In our industry, accreditation is required to operate and thus, it is an integral part of our cash flows.

9.	Long-Term Debt and Lease Obligations, page F-17

4.	Comment: Expand your discussion to disclose in detail the covenants in your agreements. Also disclose the actual calculation of the covenants.

Response:  We will expand our disclosure in future filings to disclose in detail the covenants in our credit agreement.  We wish to inform the staff that our credit agreement, which is filed as an Exhibit to the Company’s Registration Statement of Form S-1 (Registration No. 333-123664), contains five financial covenants:

A.	Total funded debt to Adjusted EBITDA of not less than 2:1
B.	Net worth of not less than $141.8 million
C.	Fixed charge coverage ratio of not less than 1:1
D.	Minimum financial responsibility score of not less than 1
E.	Cohort default rate of not more than 20%

The Company has disclosed in the footnote to its financials that, as of December 31, 2008, it was in compliance with all of its financial covenants.  The Company does not believe that the applicable accounting rules require the actual calculations to be disclosed or that such calculations would provide material information to investors.  We understand our obligation to include disclosure in Management’s Discussion & Analysis in the event we determine that we are in danger of violating or are only marginally in compliance with such covenants.

14.  Segment Reporting, page F-25

5.
Comment:  We note that you have only reportable segment.  We also note your disclosure on page 1 that you realigned in May 2007 into two groups of educational programs with separate management oversight.  Please tell us in detail your consideration of the guidance in paragraphs 10-15 and 17 of SFAS 131.  Include in your response the factors you considered in concluding that your operating segments had similar economic characteristics including similar long-term average gross margins.

Response:  The Company addressed the guidance provided under paragraph 17 of SFAS 131, which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

A.	The nature of the products and services;
B.	The nature of the production processes;
C.	The type or class of customer for their products and services;
D.	The methods used to distribute their products or provide their services; and
E.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We believe the Company’s single operating segment continues to meet the criteria under paragraph 17 of SFAS 131 due to the following:

Similar Economic Characteristics:

All of our educational programs are designed to produce a pre-tax margin ranging from 30% to 35%.  In designing our programs, we first assess the market demand and competition in the local market.  If we make the determination that there is enough market demand, we then proceed to cost out our programs taking into consideration such factors as competitive pricing, local salaries and real estate costs and then make assumptions regarding class size and student population.  We then price our programs to produce the desired pre-tax margins of 30% to 35%.

It is management’s expectations that, over the long term, these margins will be achieved and, while not all of our schools produce the same margins at any given time due to student population and student-to-teacher ratios being above or below our targets, or the nature of a start- up school versus a mature school, it is still our expectation that they are all capable of producing and will produce over time similar margins with comparable population and student teacher ratios.  Further, we note that all of our schools have demonstrated favorable revenue trends in recent periods.  Accordingly, we believe that all of our campuses have similar economic characteristics.

The nature of the products and services:

The products and services that we offer are career-oriented post-secondary education.  All of our schools provide these products and services to our students.  Our curriculum and teaching methodologies are developed centrally at the corporate level and all of our instructors are trained in our teaching methodology.

The nature of the production processes:

Our delivery methodology is developed centrally.  As highlighted by EITF D-101, most school functions are centralized at the corporate level.  These include:

A.	The development of curriculum and teaching methodologies;
B.	Centralized training for personnel involved in all aspects of our business, including education, financial aid, business office, admissions and compliance; and
C.	Centralized financial reporting, including accounts payable, human resources and payroll.

The type or class of customer for their products and services:

Our schools attract students who either choose not to attend a traditional four-year college or those who are looking for a career change.  The demographic of our student body is very similar across all of our locations.

The methods used to distribute their products or provide their services:

Our products are centrally developed and distributed in the local market utilizing the same teaching methodologies.  We continuously provide training to all departments within a school, including admissions, education, business office, financial aid and career services to ensure we have a unified platform and delivery system.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:

The Company and its schools are heavily regulated.  All of our schools are regulated by the United States Department of Education, national and regional accrediting bodies and the respective state agencies in which they operate.

Accordingly, the Company has aggregated its operating segments into one operating segment in accordance with SFAS 131.

The disclosure in our financial statements, in May 2007, regarding the realignment the Company into two managerial units had no impact on our reportable segments.  The purpose of the realignment was not financially driven, but it was instead driven by managerial needs.  The Company offers its students educational products in five different education verticals:  Automotive Technology, Health Sciences, Skilled Trades, Hospitality and Business and Information Technology.  All of our schools offer several product offerings, but not all schools offer the same offerings.  As a result of the above, our management teams were spread out over 34 schools in 17 states and had to be familiar with all of our product groups.  In order to maximize the effectiveness of our management teams, we realigned the reporting unit’s management so that individual members of the teams would oversee schools with more similar product offerings and would be better able to focus on the needs of those schools.

The Company does not believe that these managerial units qualify as reportable segments under the guidance of paragraphs 10-15 and 17 of SFAS 131 as discussed above.  The Company believes that while we have multiple reporting units and operating segments under SFAS 142, because those operating segments meet the criteria for aggregation under paragraph 17 of SFAS 131, we only have one operating segment and one reportable segment.  We specifically refer to paragraph 10(b), which refers to a segment whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Our chief operating decision makers are our executive management team.  Operating performance of our reporting units is reviewed monthly by our reporting unit management, not by executive management.  Executive management on a monthly basis reviews consolidated Company information, which includes performance against budget and prior year.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

Base Salary, page 10

6.
Comment:  We note your disclosure regarding base salaries.  In future filings, provide additional discussion about whether salaries have been increased from prior years and provide additional analysis on the factors considered by the Compensation Committee in increasing or decreasing compensation materially.  See Item 402(b)(2)(ix) of Regulation S-K.

Response: Page 10 of our proxy statement states the following:

“Base salaries for our named executive officers are based on job responsibilities and individual contribution with reference to base salary levels of executives at comparable publicly held companies and our general compensation practices.  Our base salary levels reflect a combination of factors, including competitive pay levels, the executive’s experience and tenure, our overall annual budget for merit increases and pre-tax profit, the executive’s individual performance, and changes in responsibility.  We review salary levels annually to recognize these factors.  We do not target base salary at any particular percent of total compensation.”

In future filings we will expand our disclosure to include the following:

“In setting base salaries for our named executive officers, the Committee considers several factors, including competitive pay levels at comparable companies, the executive’s experience and tenure, our overall annual budget for merit increases and pre-tax profit, the executive’s individual performance, changes in responsibility and the executive’s overall contribution to our success.

In [----], we increased the base salaries of our named executive officers by between [--] and [--] %.  The specific percentage increase for each named executive officer is as follows:”

Named Executive Officer	Percentage Increase	[ ] Base Salary
David F. Carney
Shaun E. McAlmont
Scott M. Shaw
Cesar Ribeiro

Annual Incentive Bonus, page 10

7.
Comment:  On pages 10 and 11 of your definitive proxy statement, you disclose the types of company performance measures the committee used for determining performance-based annual incentive compensation.  In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer.  See Item 402(b)(2)(v) of Regulation S-K.  If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion.  Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels.  See Instruction 4 to Item 402(b).  Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for the company to achieve such target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  In future filings we will expand our disclosure to include the following.

“Annual Incentive Bonus

Our named executive officers are eligible to participate in the Management Incentive Compensation Plan (the “MIC Plan”).  Under the MIC Plan, the Committee approves an annual incentive cash bonus calculation for our named executive officers taking into account certain financial performance targets and the individual’s strategic task accomplishments.  Such bonuses, if any, are intended to reflect the Committee’s belief that a portion of the annual compensation of each executive officer should be contingent upon the performance of the Company, as well as the individual contribution of each officer.  The amount of such bonus will be based upon our achievement of revenue and net income targets as well as each officer’s achievement of their own key non-financial performance objectives, in each case established each year by the Committee and our Board of Directors.

For [----], the Committee and our Board of Directors set the target bonus levels equal to [--] % of base salary for our Chairman and CEO and [--] % of base salary for the named executive officers other than our CEO.  For each of the named executive officers, including the CEO, the bonus calculations were as follows:  (a) [--] % of each executive officer’s target bonus would be awarded if we achieved our net income goal; (b) [--] % of the target bonus would be awarded if we achieved our revenue goal; and (c) [--] % of the target bonus would be awarded if the named executive officer achieved his key non-financial performance objectives.

At the beginning of each year the Committee sets target goals for each of our performance measures: net income and revenues.  In general the Committee sets performance targets that are above the performance targets publicly announced for the Company.  These “stretch” targets align with the Committee’s philosophy that a performance-based annual bonus should incentivize our named executive officers to attain better than average performance.  In two out of the past three years, we did not meet the specified net income and revenue performance goals and our named executive officers did not receive the target performance bonus attributable to these goals.  As described below, the Committee may, in its sole discretion, elect to make adjustments above or below the amount calculated under the target formula in cases where circumstances not under the control of our named executive officers have affected (positively or negatively) their ability to meet performance targets or based on the executive’s contribution to the Company’s overall success.

Net Income Component

[--] % of each named executive officer’s target bonus is based on the achievement of net income goals.  For [----] our annual target net income goal was [---].  The named executive officers can earn a portion of their target bonus if our net income is within 10% of our target goal.  The percentage of their target bonus paid would decrease by 10% for each percentage point that actual performance is below our target goal.  No bonus will be paid if actual performance is at or below 90% of our annual target goal.  Our named executive officers can earn more than their target bonus if our net income is greater than the target goal.  The percentage would increase by 4% for each percentage point that actual performance is above the target goal.  The maximum amount that can be earned by each named executive officer is 200% of their [--] % target net income bonus component.

Our net income for [----] was [---], which was [--] % [greater than/less than] the annual target goal.  Therefore, our named executive officers received [--] % of their [--] % target bonus attributable to net income as follows.

Named Executive Officer	Actual Net Income Bonus Earned
David F. Carney
Shaun E. McAlmont
Scott M. Shaw
Cesar Ribeiro

Revenue Component

[--] % of each named executive officer’s target bonus is based on the achievement of revenue goals.  For [----] our annual target revenue goal was [---].  The named executive officers can earn a portion of their target bonus if our revenues are within 5% of our annual target goal.  The percentage of their target bonus paid would decrease by 20% for each percentage point that actual performance is below our target goal.  No bonus will be paid if actual performance is at or below 95% of our annual target goal.  Our named executive officers can earn more than their target bonus if our revenue is greater than the target goal.  The percentage would increase by 4% for each percentage point that actual performance is above the target goal.  The maximum amount that can be earned by each named executive officer is 200% of their [--] % target bonus component for revenue.

Our revenues for [----] were [--] which were [--] % [greater than/less than] the target goal.  Therefore, our named executive officers received [--] % of their [--] % target bonus attributable to revenues as follows.”

Named Executive Officer	Actual Revenue Bonus Earned
David F. Carney
Shaun E. McAlmont
Scott M. Shaw
Cesar Ribeiro

8.
Comment:  Please disclose the nature of the non-financial performance objectives for each named executive officer.  Discuss how the compensation committee determined whether each named executive officer achieved his objectives.  Disclose the percentage of each named executive officer’s target bonus achieved.

Response:  In response to your comment, we are amending the text on page 11 of our proxy statement as follows.  In future filings we will expand our disclosure in a similar manner.

“Key Non-Financial Performance Objectives Component

Each of our named executive officers can earn [--] % of their target bonus for the achievement of their key non-financial performance objectives.  The Committee and our Board of Directors establish key non-financial performance objectives for each of our named executive officers at the beginning of the year.  These individual performance goals are assigned based on the executive’s role within the company and their responsibility for delivering on such goals, as well their overall contribution to the company during the fiscal year.  The individual performance goals generally relate to the achievement of specific aspects of the Company’s business strategy and corporate initiatives designed to contribute to shareholder value.  These initiatives include, but are not limited to, the following categories: productivity, quality, people development, logistics, programmatic expansion and innovation.

Our named executive officers attained between 50% and 100% of their non-financial performance objectives for 2008 as follows:

Named Executive Officer	Percentage of Non-Financial Objectives Attained	Actual Non-Financial Bonus Component Earned
David F. Carney	75%	60,750
Shaun E. McAlmont	50%	23,625
Scott M. Shaw	75%	34,875
Cesar Ribeiro	100%	44,250

9.	Comment: Discuss how and why the compensation committee decided to award the specific discretionary bonuses to each named executive officer.

Response:  In response to your comment, we are amending the text on page 11 of our proxy statement as follows.  In future filings we will expand our disclosure in a similar manner.

“Discretionary Awards

The Committee may, based on recommendations by management and our Chairman and CEO, adjust the amount of the incentive bonus paid to each of our named executive officers above or below the amount calculated under the net income, revenue and non-financial performance objective components described above.  The adjustments are determined on an individual basis based upon circumstances outside of the control of our named executive officers that have affected (positively or negatively) their ability to meet their Company and individual performance targets or based upon their overall contribution to the Company’s success.  In 2008, these discretionary adjustments ranged from 37% to 45% of the annual target bonus opportunity for our executive officers.  The following chart sets forth the discretionary adjustments made for each of our named executive officers and the resulting aggregate percentage of target bonuses paid to each executive.

Named Executive Officer	Percentage Adjustment to Target Bonus Paid	Percentage of Total Target Bonus Paid
David F. Carney	37%	162%
Shaun E. McAlmont	42%	163%
Scott M. Shaw	43%	168%
Cesar Ribeiro	45%	176%

In making these adjustments, the Committee took into consideration that, for the year ended December 31, 2008, the company achieved record revenue, diluted earnings per share from continuing operations increased 47%, student starts increased by 12% and student population increased 20%.

Stock Incentives, page 11

10.	Comment: Discuss how and why the compensation committee decided to award the specific equity incentives to each named executive officer.

Response:   Equity awards are generally made at the discretion of the Committee based on a multiplicity of factors, including total compensation at peer companies, the level of equity ownership of the executives, and judgments of individual performance during the year.  The CEO makes preliminary recommendations with respect to the other executives, and the Committee makes the determination with respect to the CEO.

Director Compensation, page 18

11.
Comment:  Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response:  Footnote 2 to the Director Compensation Table set forth on page 18 of our proxy statement states the following:

“Represents the compensation costs for financial reporting purposes for the year under FAS 123R.”

In future filings we will expand our disclosure to read as follows:

“Represents the amount recognized for financial statement reporting purposes with respect to outstanding shares of restricted stock in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (“FAS 123R”).  These amounts represent the Company’s accounting expense for these awards and do not correspond to the actual value that will be realized by the non-employee directors.  The awards for which expense is shown in this table include the awards granted in 2007, 2008 and 2009 for which we continued to recognize expense in 2008.  The assumptions made in valuing the restricted stock reported in this column are set forth in the notes to the Company’s consolidated financial statements which are included in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC.”

12.	Comment: Disclose the aggregate number of stock and option awards outstanding at fiscal year end for each director. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response:  In future filings we will add a new footnote 3 to the Director Compensation Table set forth on page 18 of our proxy statement, as follows:

“The following table lists the cumulative shares of restricted stock and option awards held by current directors as of December 31, 2008.”

Director Name	Restricted Shares	Option Awards
Peter S. Burgess	11,030	0
James J. Burke, Jr.	11,030	0
Celia H. Currin	11,586	0
Paul E. Glaske	11,030	0
Charles F. Kalmbach	3,992	0
Alexis P. Michas	11,030	0
J. Barry Morrow	11,586	0
Jerry G. Rubenstein	11,030	33,090

13.
Comment:  You disclose that there is no vesting period on the right to vote or receive dividends on restricted stock awarded under the Restricted Stock Plan.  In your response letter, please tell us whether these provisions also relate to restricted stock awarded to your named executive officers.  Tell us how you have reflected restricted stock that has not vested, but that has voting rights, in the beneficial ownership table.  Also tell us whether you have reflected the payment of dividends on unvested restricted stock in the executive compensation and director compensation tables.

Response:  Page 19 of our proxy statement provides that there is no vesting period on the right to vote or the right to receive dividends on restricted stock awarded under our Restricted Stock Plan.  In response to your comment, we confirm that this provision is also applicable to restricted stock awarded to our named executive officers.  We will include this information in the footnotes to the Outstanding Equity Awards Table in future filings.

Restricted stock that has not vested, but that has voting rights, is reflected in the number of shares beneficially owned set forth in the Beneficial Ownership Table on page 6 of our proxy statement.  In future filings we will note this fact in the footnotes to the Beneficial Ownership Table.

We have never declared or paid dividends on our common stock and we do not anticipate declaring or paying dividends on our common stock in the foreseeable future.

In future filings we will amend the Director Compensation Table on page 18 of our proxy statement to include an All Other Compensation column as follows:

Director Compensation for Fiscal Year End December 31, 2008 (1)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)	All Other Compensation (3)	Total ($)
Peter S. Burgess	47,500	43,711	0	91,211
James J. Burke, Jr.	38,000	43,711	0	81,711
Celia H. Currin	36,000	52,219	0	88,219
Paul E. Glaske	35,000	43,711	0	78,711
Charles F. Kalmbach	16,500	6,667	0	23,167
Alexis P. Michas	37,000	43,711	0	80,711
J. Barry Morrow	33,000	52,219	0	85,219
Jerry G. Rubenstein	34,000	43,711	0	77,711

(1) David F. Carney does not receive any fees or stock awards for his service as a director.
(2) Represents the compensation costs for financial reporting purposes for the year under FAS 123R.
(3) Represents dividends paid on shares of restricted stock subject to vesting.

Potential Payments Upon Termination and Change in Control, page 16

14.
Comment:  It appears that there are three circumstances that would trigger different payments upon a named executive officer’s termination or change in control: (1) involuntary termination; (2) a change in control; and (3) resignation one year following a change in control.  Please provide quantified disclosure with respect to each circumstance.  Also ensure that you include any perquisites, such as automobile allowances.  See Regulation S-K Item 402(j).

Response:  We confirm that named executive officers are entitled to payments or benefits in each of the following circumstances: (1) an involuntary termination of employment, (2) a change in control, and (3) a resignation during a 30-day period commencing on the first anniversary of the date of the change in control.  On page 16 of our proxy statement, we provide a table quantifying payments that would be made upon an involuntary termination of employment (whether before or after a change in control) if such termination occurred on December 31, 2008.  Pursuant to your comment, we confirm that the amounts set forth under the heading “Welfare Benefits Continuation” include the value of perquisites including automobile allowances.  In future filings we will provide separate disclosure of perquisites for each named executive officer.  In addition, in future filings, we will amend our disclosure to address circumstances (2) and (3) above, as follows.

Payments Upon Termination
December 31, [----]
Name	Aggregate Severance Pay ($)	Restricted Stock ($)	Stock Options ($)	Welfare Benefits Continuation ($)	Perquisites ($)	Total ($)
David F. Carney
Involuntary Termination
Change in Control
Resignation During a 30-Day Period Commencing on the First Anniversary of the Date of the Change in Control
Shaun E. McAlmont
Involuntary Termination
Change in Control
Resignation During a 30-Day Period Commencing on the First Anniversary of the Date of the Change in Control
Scott M. Shaw
Involuntary Termination
Change in Control
Resignation During a 30-Day Period Commencing on the First Anniversary of the Date of the Change in Control
Cesar Ribeiro
Involuntary Termination
Change in

Control
Resignation During a 30-Day Period Commencing on the First Anniversary of the Date of the Change in Control

15.	Comment: Please briefly summarize the definitions of “Involuntary Termination,” “Change in Control” and “Good Reason.”

Response:  “Involuntary Termination,” “Change in Control” and “Good Reason” are generally defined as follows:

“Involuntary Termination” generally means the termination of the executive’s employment by the executive for Good Reason (as defined below) or by the Company without Cause.

Prior to a Change in Control (as defined below), “Cause” generally means any of the following: (i) the executive’s willful failure to perform his duties in any material respect, (ii) malfeasance or gross negligence in the performance of his duties, (iii) the executive’s conviction of a felony, (iv) the executive’s intentional or reckless disclosure of confidential information, (v) the executive’s commission of an act of sexual harassment that would normally constitute grounds for termination, or (vi) any other act or omission by the executive which is materially injurious to the financial condition or business reputation of the Company or any of its affiliates . The definition also requires that the Executive be given 30 days’ notice to cure a breach of (i) and (ii) above.  After a Change in Control, Cause would not include (iii), (iv) and (v) above.

“Good Reason” generally means the occurrence of any of the following without the executive’s written consent: (i) a reduction in base salary or minimum guaranteed annual bonus; (ii) an adverse change in the executive’s title, authority, duties or responsibilities; (iii) the relocation of the executive’s principal place of employment; (iv) a failure by the Company to pay material compensation when due; or (v) a material breach of the Employment Agreement by the Company.  The definition also requires that the Executive be given 10 days’ notice to cure any Good Reason that is susceptible to cure.

“Change in Control” generally means any of the following: (i) when a person directly or indirectly becomes the beneficial owner of 25% or more of either (1) the then outstanding Common Stock, or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (other than any acquisition directly from the Company, by the Company, or by an employee benefit plan sponsored by the Company); (ii) when, during any period of 24 consecutive months, the individuals who constitute the Board of Directors cease to constitute at least a majority thereof; (iii) when the stockholders approve a reorganization, merger or consolidation of the Company without the consent or approval of a majority of the Board of Directors; (iv) when there is a consummation of a merger, amalgamation or consolidation of the Company with any other corporation, the issuance of voting securities of the Company in connection with such a transaction or the sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another corporation(unless there is no significant change in the beneficial ownership of the Common Stock); or (v) a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company.  A Change in Control will not occur if Stonington Partners, Inc., together with Five Mile River Capital, LLC and any of their respective affiliates, remain the group with the largest single beneficial ownership stake in the Company.

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We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Cesar Ribeiro
Cesar Ribeiro
Senior Vice President and
Chief Financial Officer